FORM 51-102F3

AMENDED AND RESTATED MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

Enterra Energy Trust ("Enterra")

Suite 2600, 500 - 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

January 18, 2006

ITEM 3   News Release:

A press release was issued on January 19, 2006 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

This material change report is being filed to supplement the information provided in Enterra’s material change report dated January 27, 2006, with information that was not available on January 27, 2006.  By its filing, this material change report is incorporated into and forms part of Enterra’s Short Form Base Shelf Prospectus dated November 9, 2005.

The previously announced possible acquisition of oil and gas assets in the State of Oklahoma by Enterra’s indirect subsidiary, Enterra US Acquisitions, Inc., became an acquisition with a high probability of closing in the opinion of Enterra’s management, and one closing of approximately 25% of the assets occurred.

ITEM 5   Full Description of Material Change:

On December 8, 2005 Enterra announced that it was pursuing an acquisition of oil and gas production of approximately 5,500 boepd in Oklahoma.  Enterra, through an indirect subsidiary, Enterra US Acquisitions, Inc., had entered into agreements with four private sellers to acquire an asset package of producing wells, undeveloped land and an operating company with its employees, equipment and infrastructure for total consideration of US$249 million.  The agreements were subject to a number of conditions, including satisfactory completion of due diligence, title and environmental reviews, and receipt of all required board and regulatory approvals.  At January 18, 2006, the closing of the proposed acquisition became significantly more probable than when first announced, as Enterra satisfactorily completed the majority of its due diligence, including title and environmental reviews; required board and regulatory approvals were received; closing was completed with respect to one of the sellers, and closing documents were executed by the remaining sellers and placed in escrow with Enterra’s counsel.  The only remaining conditions to be satisfied prior to closing the remainder of the acquisition are for the benefit of Enterra and primarily consist of completion of the final approximately 15% of its title and environmental reviews.  If any of the remaining sellers fail to complete the asset sales, a fee of US$2 million will be payable to Enterra for each such defaulting seller.

The purchase price is expected to be paid through a combination of cash, the issuance of trust units of Enterra directly to the Vendors, assumption of debt and an approximate US$200 million bridge loan facility, which is anticipated to be replaced by a senior US borrowing facility and issuance of addition trust units.

Under the terms of the purchase and sale agreements, Enterra is anticipating acquiring working interests in Oklahoma such that the working interests acquired would result in production of 5,500 boepd.  The cost of the acquisition will increase or decrease based on the actual production from the properties acquired.  In addition, the working interest acquired in the individual wells will vary depending on the working interests tendered under the purchase and sale agreements to comprise the 5,500 boepd.  As a result, the revenue, royalties and operating costs of the Oklahoma asset purchased will vary as the working interests that Enterra anticipates acquiring varies with the product levels until the final purchase adjustment date on August 31, 2006.

To date, Enterra has entered into purchase and sale agreements with four individuals for working interests with estimated production of 4,840 boepd.  Enterra has received commitments from other working interest holders to acquire an additional 660 boepd, however, the specific working interests that will comprise this production have not yet been finalized.

Attached hereto and incorporated herein are two schedules being Pro Forma Financial Statements with respect to the anticipated interest to be purchased by Enterra and Audited Revenue, Royalties and Operating Costs with respect to a 100% working interest in the Oklahoma asset (the “Oklahoma Properties”).

The information set out below for the Oklahoma Properties has been taken from a report of an independent reserve evaluator prepared to US standards and has been modified by management of Enterra Energy Corp. to be consistent with National Instrument 51-101.  All the terms used herein have the definitions given to such terms in the Enterra's AIF.

The future net revenue numbers presented below, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value.

The following reserves data and associated tables summarize the reserves of crude oil, natural gas and associated products and the net present values in US Dollars of future net revenues associated with 100% of the reserves associated with the Oklahoma Properties based on constant and forecast price assumptions.  Enterra anticipates only acquiring working interests of approximately 80% of these reserves in order to acquire production of 5,500 boepd.  The 100% reserves data and associated tables has been adjusted to account for the farmout arrangement between Enterra and a third party, by which the third party will farmin as to a 30% interest on all wells drilled after Enterra acquires the Oklahoma assets.

The following tables detail the aggregate gross and net reserves of the Oklahoma Properties, as at December 31, 2005, using constant prices and costs as well as the aggregate net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

	Summary of Oil and Gas Reserves Constant Prices and Costs

	Light and Medium Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)

PROVED
Developed Producing	1,942	1,588	58,234	46,971	0	0
Developed Non-Producing	287	230	6,547	5,234	0	0
Undeveloped	1,270	521	29,009	9,909	0	0

TOTAL PROVED	3,499	2,339	93,790	62,114	0	0

PROBABLE	373	89	12,743	2,948	0	0

TOTAL PROVED PLUS PROBABLE	3,872	2,428	106,533	65,062	0	0

Net Present Values (US Dollars) of Future Net Revenues Constant Prices and Costs

	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($thousands)	($thousands)	($thousands)	($thousands)	($thousands)

PROVED
Developed Producing	444,986	367,739	313,854	274,129	243,603
Developed Non-Producing	50,911	42,682	36,533	31,801	28,069
Undeveloped	107,369	88,184	73,913	62,968	54,352

TOTAL PROVED	603,266	498,605	424,300	368,898	326,024

PROBABLE	27,687	22,617	18,765	15,777	13,415

TOTAL PROVED PLUS PROBABLE	630,953	521,222	443,065	384,675	339,439

	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($thousands)	($thousands)	($thousands)	($thousands)	($thousands)

PROVED
Developed Producing	324,894	268,133	228,825	200,036	178,057
Developed Non-Producing	37,399	31,323	26,800	23,334	20,611
Undeveloped	77,015	63,265	53,064	45,249	39,099

TOTAL PROVED	439,308	362,721	308,689	268,619	237,767

PROBABLE	16,463	13,654	11,490	9,789	8,429

TOTAL PROVED PLUS PROBABLE	455,770	376,375	320,179	278,408	246,196

The following tables detail the aggregate gross and net reserves of the Oklahoma Properties, as at December 31, 2005, using forecast prices and costs as well the aggregate net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

	Summary of Oil and Gas Reserves Forecast Prices and Costs

	Light and Medium Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)

PROVED
Developed Producing	5,952	1,568	108,593	45,539	0	0
Developed Non-Producing	287	230	6,458	5,163	0	0
Undeveloped	1,270	521	28,799	9,843	0	0

TOTAL PROVED	7,509	2,319	143,850	60,545	0	0

PROBABLE	373	88	12,583	2,911	0	0

TOTAL PROVED PLUS PROBABLE	7,882	2,407	156,433	63,456	0	0

Net Present Values (US Dollars) of Future Net Revenues Forecast Prices and Costs

	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($thousands)	($thousands)	($thousands)	($thousands)	($thousands)

PROVED
Developed Producing	319,100	268,108	232,717	206,532	186,229
Developed Non-Producing	37,408	31,816	27,608	24,341	21,738
Undeveloped	78,089	64,785	54,820	47,114	40,995

TOTAL PROVED	434,597	364,709	315,145	277,987	248,962

PROBABLE	18,956	15,669	13,145	11,165	9,585

TOTAL PROVED PLUS PROBABLE	453,553	380,378	328,290	289,152	258,547

	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($thousands)	($thousands)	($thousands)	($thousands)	($thousands)

PROVED
Developed Producing	248,703	207,151	178,556	157,626	141,600
Developed Non-Producing	29,236	24,661	21,251	18,631	16,564
Undeveloped	59,315	48,907	41,174	35,233	30,542

TOTAL PROVED	337,254	280,719	240,981	211,490	188,706

PROBABLE	11,184	9,384	7,982	6,868	5,969

TOTAL PROVED PLUS PROBABLE	348,438	290,103	248,963	218,358	194,675

The following tables provide the volume of production of the Oklahoma Properties estimated for 2006:

Estimated Production for 2006

	Constant Prices & Costs (Undiscounted)		Forecast Prices (Undiscounted)
($thousands)	Proved Reserves	Proved plus Probable Reserves	Proved Reserves	Proved plus Probable Reserves

2006 Production (Gross)
Light and Medium Oil(mbbl)	531	553	531	552
Gas(bcf)	14	15	14	15
NGL(mbbl)	0	0	0	0
mboe	2,940	3,017	2,937	3,014

2006 Production (Net)
Light and Medium Oil(mbbl)	403	409	403	408
Gas(bcf)	11	11	11	11
NGL(mbbl)	0	0	0	0
mboe	2,235	2,253	2,233	2,251

The following tables detail the benchmark reference prices reflected in the reserves data disclosed above.  These pricing assumptions were provided by McDaniel & Associated Consultants Ltd.

Summary of Pricing Assumptions

As of December 31, 2005

Constant Prices and Costs(1)

Year	OIL WTI Cushing ($US/bbl)	NATURAL GAS U.S. Henry Hub ($US/mmbtu)

As at December 31, 2005	61.04	11.22

Summary of Pricing and Inflation Rate Assumptions

As of December 31, 2005

Forecast Prices and Costs

Year	OIL WTI Cushing ($US/bbl)	NATURAL GAS U.S. Henry Hub ($US/mmbtu)	Inflation Rate %/Year

Forecast:
2006	57.50	9.90	2.5
2007	55.40	9.05	2.5
2008	52.50	8.15	2.5
2009	49.50	7.25	2.5
2010	46.90	6.85	2.5
2011	48.10	7.05	2.5
2012	49.30	7.25	2.5
2013	50.50	7.40	2.5
2014	51.80	7.60	2.5
2015	53.10	7.80	2.5
2016	54.40	7.95	2.5
Thereafter	55.80	8.20	2.5

A report of reserves data and other oil and gas information as required under item 1 of section 2.1 of the Canadian Securities Administrators’ National Instrument 51-101 – Standards of Disclosure of Oil and Gas Activities (“NI 51-101”) for Enterra was filed on SEDAR on May 30, 2005 (the “Enterra 51-101 Report”).  The Enterra 51-101 Report includes information from the evaluations prepared by McDaniel & Associates Consultants Ltd. in accordance with NI 51-101 and the standards contained the Canadian Oil and Gas Evaluation Handbook, which evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the properties of Enterra as of December 31, 2004.  The Enterra 51-101 Report was included in Enterra’s Amended Renewal Annual Information Form dated May 30, 2005 (the “Enterra AIF”) at pages 12 to 29 under the heading “Statement of Reserves Data and Other Oil and Gas Information”.  The Enterra AIF is available on SEDAR at www.sedar.com.   By a Material Change Report  (the “High Point MCR”) filed on SEDAR on August 24, 2005, Enterra provided its reasonable expectation of how Enterra’s acquisition of High Point Resources Ltd., had it occurred immediately prior to December 31, 2004 would have affected the reserves data and other information contained in the Enterra NI 51-101 Report (collectively the Enterra NI 51-101 Report  and the High Point MCR the “Amended Enterra NI 51-101 Report”).

Enterra's reasonable expectation of how the total of the anticipated acquisitions, if and when closed, had they occurred immediately prior to December 31, 2004 (the effective date of the Amended Enterra NI 51-101 Report) would have affected the reserves data and other information contained in the Amended Enterra NI 51-101 Report is as follows: (a) approximately a 40% increase to proved producing reserves and the net present value thereof; (b) a nil effect on future development costs; (c) approximately a 15% increase in the number of operated producing wells; (d) no material change to the number of non-producing wells; (e) approximately a 15% increase in long-term abandonment and reclamation costs but a non-material impact on current abandonment and reclamation costs; (f) approximately a 15% increase in net holdings of undeveloped land, and (g) the following would be added to the property descriptions:

“Central Oklahoma

Enterra has producing assets in several counties of Oklahoma, which have production of about 5500 BOE/d from approximately 100 producing wells and approximately 24,000 net acres of undeveloped lands.

The current and anticipated production from these assets is from the Hunton Group carbonate formations, and is derived through a de-pressuring of the formation via water production followed by hydrocarbon production.  The Hunton is exploited at depths of approximately 2000 metres using long, multi-leg horizontal wells.  Enterra operates all of its production, gathering and water disposal facilities with a staff of approximately 30 people located in Enterra’s US office in Carney, Oklahoma.

All the developed and undeveloped lands are underlain by the Woodford Shale, which is speculated to be a prospective shale gas target similar to the Barnett Shale in Texas.  Enterra’s long term plans include testing of this prospect.”

“BOE/d” means barrel of oil equivalent per day.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

John Kalman, Chief Financial Officer of Enterra, is knowledgeable about the material changes set forth herein and can be reached at (403) 444-4423.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on February 28, 2006.

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors of Enterra Energy Corp., as Administrator of Enterra Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Enterra Energy Trust (the “Trust”) as at September 30, 2005 and the unaudited pro forma consolidated statements of earnings for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures:

1.  Compared the figures in the columns captioned “Enterra Energy Trust” to the unaudited interim consolidated financial statements of the Trust as at September 30, 2005 and for the nine months then ended, and found them to be in agreement.

2.  Compared the figures in the columns captioned “Enterra Energy Trust restated” to the audited amended consolidated financial statements of the Trust for the year ended December 31, 2004, and found them to be in agreement.

3.  Compared the figures in the columns captioned “Oklahoma Assets” to the audited schedule of revenue, royalties and operating costs of the Oklahoma Assets for the year ended December 31, 2004, and found them to be in agreement.

4.  Compared the figures in the columns captioned “High Point Resources Inc. forty eight days ended August 17, 2005” to the unaudited interim consolidated statement of operations of High Point Resources Inc. (“High Point”) for the period from July 1, 2005 to August 17, 2005, and found them to be in agreement, as rounded.

5.  Compared the figures in the columns captioned “Oklahoma Assets” to the unaudited schedule of revenue, royalties and operating costs of the Oklahoma Assets for the nine month period ended September 30, 2005, and found them to be in agreement.

6.  Compared the figures in the columns captioned “High Point Resources Inc. six months ended June 30, 2005” to the unaudited interim consolidated financial statements of High Point as at June 30, 2005 and for the six months then ended, and found them to be in agreement, as rounded.

7.  Compared the figures in the columns captioned “High Point Resources Inc.” to the audited consolidated financial statements of High Point for the year ended December 31, 2004, and found them to be in agreement, as rounded.

8.  Compared the figures in the column captioned “Rocky Mountain Energy Corp.” to the unaudited interim consolidated financial statements of Rocky Mountain Energy Corp. for the six months ended July 31, 2004, and found them to be in agreement, as rounded.

9.  Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)

The basis for determination of the pro forma adjustments; and

(b)

Whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a)  described to us the basis for determination of the pro forma adjustments, and

(b)  stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

10.  Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

11.  Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Enterra Energy Trust”, “High Point Resources Inc.”, “Rocky Mountain Energy Corp.” and “Oklahoma Assets” as at September 30, 2005 and for the nine months ended September 30, 2005, and for the year ended December 31, 2004, as appropriate, and found the amounts in the columns captioned “Pro forma Consolidated” to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

February 27, 2006

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada.  To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted.  Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

February 27, 2006

Enterra Energy Trust
Pro Forma Consolidated Balance Sheet
As at September 30, 2005
(expressed in thousand Canadian dollars)
(unaudited)

	Enterra Energy Trust	Pro forma adjustments	Notes	Pro forma Consolidated
Assets
Current assets
Cash and short-term investments	$ 3,056	$ -	2	$ 3,056
Accounts receivable	36,608	-		36,608
Prepaid expenses and deposits	522	-		522
	40,186	-		40,186

Property, plant and equipment	519,334	286,870	2	806,204
Deferred financing charges	1,475	-		1,475
Goodwill	82,437	-		82,437

	$ 643,432	$ 286,870		$ 930,302

Liabilities and Unitholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 36,740	$ 2,322	2	$ 39,062
Due to JED Oil Inc.	14,870	-		14,870
Distributions payable to unitholders	6,965	-		6,965
Income taxes payable	1,984	-		1,984
Bank indebtedness	25,000	103,164	2	128,164
Bridge credit facility	75,000	-	2	75,000
Marketing contracts	3,107	3,548	2	6,655
Note payable	4,399	2,903	2	7,302
Current portion of capital lease	859	-		859
	168,924	111,937		280,861

Asset retirement obligations	24,061	2,944	2	27,005
Notes payable	-	26,125	2	26,125
Future income tax liability	118,353	-		118,353
Capital lease	1,929	-		1,929
	313,267	141,006		454,273

Non-controlling interest	37,403	-		37,403

Unitholders’ Equity
Unitholders’ capital	342,328	145,864	2	488,192
Warrants	1,215	-		1,215
Contributed surplus	321	-		321
Accumulated earnings	41,405	-		41,405
Accumulated cash distributions	(92,507)	-		(92,507)
	292,762	145,864		438,626

	$ 643,432	$ 286,870		$ 930,302

Enterra Energy Trust
Pro Forma Consolidated Statement of Earnings
Nine months ended September 20, 2005 (expressed in thousand Canadian dollars)
(unaudited)
					Pro forma adjustments
	Enterra Energy Trust	High Point Resources Inc. Six months ended June 30, 2005 (Note 3(b))	High Point Resources Inc. Forty eight days ended August 17, 2005 (Note 3(b))	Oklahoma Assets (100% working interests) (Note 3(a))	Oklahoma Assets (Note 3(a))	Other	Notes	Pro forma Consolidated
Revenue
Oil and gas	$ 107,495	$ 26,024	$ 7,480	$ 82,111	$ (21,212)	$ -		$ 201,898
Royalties	(23,159)	(4,937)	(1,758)	(21,909)	5,660	(316)	3(d)	(46,419)
	84,336	21,087	5,722	60,202	(15,552)	(316)		155,479

Expenses
Production	21,613	3,414	986	12,372	(3,196)	-		35,189
General and administrative	7,341	2,077	4,093	-	-	-		13,511
Interest	2,715	1,802	756	-	-	6,461	3(e)	11,734
Amortization of deferred financing charges	16	-	-	-	-	-		16
Depletion, depreciation and accretion	40,417	9,272	2,454	-	-	34,560	3(f)	86,703
	72,102	16,565	8,289	12,372	(3,196)	41,021		147,153

Earnings before taxes	12,234	4,522	(2,567)	47,830	(12,356)	(41,337)		8,326

Taxes
Current	1,102	(18)	3	-	-	-		1,087
Future	(3,364)	1,269	(530)	-	-	(2,271)	3(g)	(4,896)
	(2,262)	1,251	(527)	-	-	(2,271)		(3,809)
Net earnings for the period before non-controlling interest	14,496	3,271	(2,040)	47,830	(12,356)	(39,066)		12,135

Non-controlling interest	589	-	-	-	-	(39)	3(h)	550

Net earnings	$ 13,907	$ 3,271	$ (2,040)	$ 47,830	$ (12,356)	$ (39,027)		$ 11,585

Net earnings per trust unit (Note 4)
Basic	$ 0.50							$ 0.26
Diluted	$ 0.50							$ 0.25

Enterra Energy Trust
Pro Forma Consolidated Statement of Earnings
Year ended December 31, 2004
(expressed in thousand Canadian dollars)					Pro forma adjustments
(unaudited)	Enterra Energy Trust (restated)	High Point Resources Inc.	Rocky Mountain Energy Corp. 6 months ended July 31, 2004	Oklahoma Assets (100% working interests) (Note 3(a))	Oklahoma Assets (Note 3(a))	Rocky Mountain Energy Corp. 3 months (Note 3(c))	Other	Notes	Pro forma Consolidated
Revenue
Oil and gas	$ 108,293	$ 44,157	$ 9,367	$ 94,977	$ (30,805)	$ 4,814	$ -		$ 230,803
Royalties	(24,527)	(10,882)	(2,353)	(24,675)	8,003	(1,203)	(500)	3(d)	(56,137)
	83,766	33,275	7,014	70,301	(22,801)	3,611	(500)		174,666
Expenses
Production	23,492	6,294	1,432	13,659	(4,430)	669	-		41,116
General and administrative	4,440	3,265	846	-	-	470	-		9,021
Interest	2,222	1,906	170	-	-	94	7,302	3(e)	11,694
Amortization of deferred financing charges	33	-	-	-	-	-	-		33
Depletion, depreciation and accretion	35,976	17,437	2,194	-	-	1,074	53,913	3(f)	110,594
Financial derivative loss	3,188	-	-	-	-	-	-		3,188
	69,351	28,902	4,642	13,659	(4,430)	2,307	61,215		175,646
Earnings before taxes and non- controlling interest	14,415	4,373	2,372	56,642	(18,371)	1,304	(61,715)		(980)
Taxes
Current	260	269	552	-	-	177	-		1,258
Future income tax (reduction)	(280)	1,088	121	-	-	102	(8,140)	3(g)	(7,109)
	(20)	1,357	673	-	-	279	(8,140)		(5,851)
Net earnings before non- controlling interest	14,435	3,016	1,699	56,642	(18,371)	1,025	(53,575)		4,871
Non-controlling interest	408	-	-	-	-	-	(161)	3(h)	247
Net earnings	$ 14,027	$ 3,016	$ 1,699	$ 56,642	$ (18,371)	$ 1,025	$ (53,414)		$ 4,624

Net earnings per trust unit (Note 4)
Basic	$ 0.62								$ 0.11
Diluted	$ 0.62								$ 0.11

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at and for the Nine Months Ended September 30, 2005 and
For the Year Ended December 31, 2004
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Enterra Energy Trust (“EET”) have been prepared by management of EET in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These unaudited pro forma consolidated financial statements give effect to the following transactions:

a) the acquisition of Rocky Mountain Energy Corp. (“Rocky Mountain”) as if it had occurred on January 1, 2004 instead of the actual closing date of September 29, 2004.  The results of operations of Rocky Mountain have been included in the consolidated statements of earnings of EET from September 29, 2004, being the date of the acquisition.

b) the acquisition of High Point Resources Inc. (“High Point”) as if it had occurred on January 1, 2004 instead of the actual closing date of August 17, 2005.  This business combination was completed through a plan of arrangement (the “Arrangement”) whereby EET, through its subsidiary Rocky Mountain, acquired all of the issued and outstanding common shares of High Point in exchange for 7,490,898 trust units and 1,407,177 Rocky Mountain exchangeable shares.  The results of operations of High Point have been included in the consolidated statements of earnings of EET from August 18, 2005, being the date of the acquisition.

c) the acquisition of oil and gas assets located in Oklahoma (“Oklahoma Assets”).  The acquisition of the assets are being completed through five closings, with the first closing occurring on January 18, 2006, the next three closings are scheduled for March 1, 2006 and a final closing thereafter for additional working interests based on the actual production of the acquired assets.

The unaudited pro forma consolidated balance sheet of EET as at September 30, 2005 and the unaudited pro forma consolidated statements of earnings of EET for the nine months ended September 30, 2005 and the year ended December 31, 2004 (“Pro Forma Financial Statements”), have been prepared from information derived from the following:

• Audited amended consolidated financial statements of EET as at December 31, 2004 and for the year then ended.

• Unaudited interim consolidated financial statements of EET as at September 30, 2005 and for the nine months then ended;

• Unaudited interim consolidated financial statements of Rocky Mountain for the six months ended July 31, 2004;

• Audited consolidated financial statements of High Point as at December 31, 2004 and for the year then ended;

• Unaudited interim consolidated financial statements of High Point as at June 30, 2005 and for the period from January 1, 2005 to June 30, 2005.  Unaudited interim consolidated financial statements of High Point for the period from July 1, 2005 to August 17, 2005;

• Unaudited schedule of revenues, royalties and operating costs of the Oklahoma Assets for the year ended December 31, 2004 and the nine month period ended September 30, 2005.

In the opinion of EET management, these unaudited pro forma financial statements include all material adjustments necessary for fair presentation in accordance with Canadian GAAP.  Accounting policies used in the preparation of the unaudited pro forma financial statements are in accordance with those disclosed in EET’s 2004 audited amended consolidated financial statements.

In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the operating synergies and general and administrative (“G&A”) cost savings that may result from combining the operations of EET, High Point and Rocky Mountain.

The unaudited pro forma financial statements may not necessarily be indicative of the results that would have occurred  as at September 30, 2005, for the nine months ended September 30, 2005 or for the year ended December 31, 2004 or expected results of future periods.  These unaudited pro forma financial statements should be read in conjunction with the above noted financial statements of EET, High Point and Rocky Mountain and the schedule of revenues, royalties and operating expenses for the Oklahoma assets.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at and for the Nine Months Ended September 30, 2005 and
For the Year Ended December 31, 2004
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

2.

PRO FORMA CONSOLIDATED BALANCE SHEET

The unaudited pro forma balance sheet gives effect to the following transaction and adjustments:

a)

The acquisition of the Oklahoma Assets is planned to be completed in the following stages:

a.

Prior to the acquisition of the Oklahoma assets, EET paid $49.2 million to a bank in satisfaction of amounts owed to the bank by the owners of the Oklahoma Assets.  EET obtained bridge financing from a bank to fund the payment.

b.

In a series of acquisitions, EET is acquiring an estimated 5,500 barrels of production per day (“ boe / day”) at an estimated cost of $249.1 million.

c.

Concurrent with the closing of the acquisitions, certain of the owners of the Oklahoma assets will repay EET $38.1 million of the $49.2 million paid by EET to the bank.

The allocation of the purchase equation is as follows:

Net assets acquired	(000’s)
Property, plant and equipment	$ 286,870
Asset retirement obligations	(2,944)
Liabilities assumed	(20,248)
Deferred marketing contracts	(3,548)
Bank debt	(11,074)
Consideration	$ 249,056

Cash	$ 129,897
Trust units	87,809
10 year, 6%, unsecured note payable	29,028
Acquisition costs	2,322
$ 249,056

b)

The liabilities and the bank debt assumed in the acquisition are anticipated to be settled immediately after the acquisition.

c)

The acquisition of the Oklahoma Assets and the settlement of the related liabilities and bank debt assumed is anticipated to be financed as follows:

(000’s)
Issuance of trust units to owners of the Oklahoma Assets	$ 87,809
Offering of trust units to the public	58,055
Issuance of 10 year 6%, unsecured note payable	29,028
Bank debt	103,164
$ 278,056

2.

Based on EET’s unit price at September 30, 2005 an estimated 5,195,000 units would be issued on acquisition of the Oklahoma assets and the related settlement of the liabilities and bank debt assumed (6,797,000 units based on the February 20, 2006 unit price of EET).

a)

EET may acquire additional working interests in the Oklahoma assets depending on the production levels of the properties up to August 31, 2006.  These pro forma financial statements do not reflect any additional acquisitions beyond 5,500 boe / day.  In addition, the purchase price for the Oklahoma assets will be adjusted downward should 5,500 boe / day of production from the assets not be obtained by August 31, 2006.  The pro forma financial statements assume 5,500 boe / day will be acquired by EET.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at and for the Nine Months Ended September 30, 2005 and
For the Year Ended December 31, 2004
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

3.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Under the terms of the purchase and sale agreements, EET is anticipating acquiring working interests in various Oklahoma Assets such that the working interest acquired would result in production of 5,500 boe / day.  The cost of the acquisition will increase or decrease based on the actual production from the properties acquired.  In addition, the working interest acquired in the individual wells will vary depending on the working interests tendered under the purchase and sale agreements to comprise the 5,500 boe / day.  As a result, the revenue, royalties and operating costs of the Oklahoma assets will vary as the working interests that EET anticipates acquiring varies with the production levels until the final purchase adjustment date on August 31, 2006.

The pro forma consolidated statement of earnings for the nine months ended September 30, 2005 and the year ended December 31, 2004 includes 100% of the revenue, royalties and operating costs of the Oklahoma assets less the estimated revenue, royalties and operating costs from the working interests not expected to be acquired.  The working interests not expected to be acquired are working interests that would result in acquired production in excess of 5,500 boe / day.

To date, EET has signed purchase and sale agreements with four individuals for working interests with estimated production of 4,840 boe / day.  EET has received commitments from other working interest holders to acquire an additional 660 boe / day; however, the specific working interests that will comprise this production have not yet been finalized.

The unaudited pro forma consolidated statements of earnings give effect to the proposed transactions and assumptions in note 2 and as detailed below as if they had occurred at January 1, 2004 for the year ended December 31, 2004 and as at January 1, 2005 for the nine months ended September 30, 2005.

a) The results of operations of the Oklahoma assets are based on the assumption that EET will acquire production of 5,500 boe / day.

b) The acquisition of High Point as if it had occurred on January 1, 2005 instead of the actual closing of August 17, 2005.

c) The results of operations of Rocky Mountain have been adjusted for the operations for the months of January, August and September 2004.  It has been assumed that the operations for these three months are the same as the actual results of operations of Rocky Mountain for the three month period ended July 31, 2004.

d) Royalty expense is assumed to increase due to the reduction in total Alberta Royalty Tax Credit available to the consolidated entity.

e) Interest expense has increased due to the debt incurred to finance the Oklahoma Assets.  This increase is partially offset by the assumed decrease in bank borrowings as a result of the proceeds from the exercise of the High Point share purchase options of $7,476,000.

f) Depletion, depreciation and accretion expenses for the periods have been calculated on a consolidated basis incorporating the assigned values for the Oklahoma Assets, High Point and Rocky Mountain.

g) Future income taxes have been adjusted for the above assumptions, as appropriate

h) Non-controlling interest has been adjusted to reflect the change in net earnings and the pro forma increase to both trust units and exchangeable shares resulting from the acquisitions of the Oklahoma Assets, Rocky Mountain and High Point.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at and for the Nine Months Ended September 30, 2005 and
For the Year Ended December 31, 2004
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

4.

PER UNIT INFORMATION

Pro forma net earnings per trust unit information has been calculated using the weighted average number of trust units outstanding as follows:

	Nine months ended September 30, 2005	Year ended December 31, 2004 (restated)
Basic	45,338,416	41,465,903
Diluted	47,783,637	43,596,667

The pro forma weighted average number of trusts units for the nine months ended September 30, 2005 and the year ended December 31, 2004 were increased by 17,747,645 and 18,947,530 trust units, respectively as a result of the issuance of trust units on the acquisition of the Oklahoma assets and High Point.  The pro forma weighted average number of trust units used in the calculation of dilutive earnings per unit for the nine months ended September 30, 2005 and the year ended December 31, 2004 were increased by 17,628,096 and 18,947,530 trust units respectively and 1,405,133 and 1,407,177 exchangeable shares respectively, as a result of the issuance of trust units and/or exchangeable shares on the acquisition of the Oklahoma assets and High Point.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at and for the Nine Months Ended September 30, 2005 and
For the Year Ended December 31, 2004
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

5.    APPLICATION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The application of United States generally accepted accounting principles (“US GAAP”) would have the following effects on the pro forma consolidated statement of earnings:

(in thousand Canadian dollars)	Nine months ended September 30, 2005	Year ended December 31, 2004

Net earnings per pro forma consolidated statement of earnings before change in redemption value of trust units	$11,585	$4,624
Adjustments for US GAAP (1)	(31,531)	(28,660)
Net earnings per pro forma consolidated statement of earnings for U.S. GAAP before redemption value of trust units	(19,946)	(24,036)

Change in redemption value of trust units (2)	(118,317)	(189,970)
Proforma adjustment to change redemption value of trust units (2)	(10,184)	(41,268)
Proforma net loss under US GAAP after change in redemption value of trust units	$(148,447)	$(255,274)

Net loss per unit under U.S GAAP before changes in redemption value of trust units:
Basic	$(0.42)	$(0.55)
Diluted	$(0.42)	$(0.55)

Net loss per unit under U.S. GAAP
Basic	($3.13)	$(5.84)
Diluted	($3.13)	$(5.84)

(1) These adjustments reflect those made in the September 30, 2005 and December 31, 2004 US GAAP reconciliation of EET, High Point and Rocky Mountain and the consolidated pro forma ceiling test write-down under U.S. GAAP and the related depletion reduction.  The results of the Oklahoma assets did not create U.S. GAAP differences for the reported periods.

(2) Under US GAAP, the trust units are classified as mezzanine equity and valued at an amount equal to the redemption value of the trust units.  The pro forma adjustment to the change in redemption value of the trust units reflects the decrease in the value of the trust units assumed to be issued on the acquisitions of the Oklahoma assets and High Point to their redemption values.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at and for the Nine Months Ended September 30, 2005 and
For the Year Ended December 31, 2004
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

The application of US GAAP would have the following effects on the pro forma consolidated balance sheet as at September 30, 2005:

	As at September 30, 2005
(in thousand Canadian dollars)	Proforma Cdn. GAAP	Increase (Decrease) (1)	Proforma US GAAP
Assets:
Current assets	$ 40,186	$ -	$ 40,186
Property, plant and equipment	806,204	(27,788)	778,416
Goodwill	82,437	(19,795)	62,642
Deferred finance charges	1,475	-	1,475

	$ 930,302	$ (47,583)	$ 882,719

Liabilities:
Current liabilities	$ 280,861	$ 5,453	$ 286,314
Asset retirement obligations	27,005	-	27,005
Note payable	26,125	-	26,125
Future income tax	118,353	(12,538)	105,815
Capital Lease	1,929	-	1,929
	454,273	(7,085)	447,188

Non-controlling interest	37,403	(37,403)	-
Mezzanine equity	-	1,016,216	1,016,216

Unitholder's Equity
Unitholders’ capital	488,192	(488,192)	-
Warrants	1,215	-	1,215
Contributed surplus	321	-	321
Accumulated earnings (loss)	41,405	(531,119)	(489,714)
Accumulated cash distributions	(92,507)	-	(92,507)
	438,626	(1,019,311)	(580,685)

	$ 930,302	$ (47,583)	$ 882,719

1) These adjustments reflect those made in the September 30, 2005 US GAAP reconciliation of EET adjusted for the additional units issued in connection with the acquisition of the Oklahoma Assets.

AUDITORS' REPORT

To the Board of Directors for Enterra Energy Trust

We have audited the schedule of revenue, royalties and operating costs of the Oklahoma Assets for each of the years in the two year period ended December 31, 2004.  This financial information is the responsibility of the Trust’s management.  Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this schedule present fairly, in all material respects, the revenue, royalties and operating costs of the Oklahoma Assets for each of the years in the two year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

February 27, 2006

Schedule of Revenue, Royalties and Operating Costs
(expressed in thousand Canadian dollars)

	Nine months ended		Years ended December 31,
	September 30, 2005 (unaudited)	September 30, 2004 (unaudited)	2004	2003
Production revenue	$ 82,111	$ 69,847	$ 94,977	$ 84,342
Royalties	21,909	17,995	24,675	20,631
Operating expenses	12,372	9,954	13,659	13,726

Excess of revenue over royalties and operating costs	$ 47,830	$ 41,898	$ 56,643	$ 49,984

See accompanying notes

17

NOTES TO THE SCHEDULE OF REVENUE, ROYALTIES AND OPERATING COSTS OF THE OKLAHOMA ASSETS
For the Nine Months Ended September 30, 2005 and 2004 and
For the Years Ended December 31, 2004 and 2003
(expressed in Canadian dollars)

1.

BASIS OF PRESENTATION

Enterra Energy Trust (“the Trust”), through its subsidiary Enterra US Acquisitions Inc., has entered into agreements to purchase certain oil and gas producing and non-producing assets located in Oklahoma (“Oklahoma assets”).  The acquisition is structured so the Trust will obtain assets producing at approximately 5,500 barrels of production per day.

This schedule has been derived from financial information provided by the seller and represents 100% of the revenue, royalties and operating costs of the Oklahoma assets.  The Trust will not be acquiring the entire 100% working interest in the Oklahoma assets as the acquisition is structured so the Trust will acquired those working interests required to obtain assets producing at approximately 5,500 barrels of production per day.  The actual working interest acquired by well will fluctuate according to the production of the wells and the extent of working interest required for the Trust to receive 5,500 barrels of production per day.

This schedule includes only those revenues, royalties and operating expenses that are directly related to the Oklahoma assets and do not include any expenses related to general and administrative costs, interest, income or capital taxes or any provisions related to depletion, depreciation or asset retirement obligations.

2.

SIGNIFICANT ACCOUNTING POLICIES

Production revenue

Crude oil, natural gas and natural gas liquids sales are recorded when title to the commodity passes to the purchaser.  Revenues do not include any amounts from hedging with financial derivatives.

Royalties

Royalties are recorded at the time the product is produced and are calculated in accordance with the applicable regulations.

Operating expenses

Operating expenses include all costs related to the lifting, gathering, processing and transportation of crude oil and natural gas and related products.

3.

RECONCILIATION OF SCHEDULE TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

There are no significant differences between Canadian and United States generally accepted accounting principles for this schedule.